

August 30, 2013

Via E-mail
Mr. Christopher G. Treece
Chief Financial Officer
Guaranty Bancorp
1331 Seventeenth Street, Suite 345
Denver, Colorado, 80202

Re: **Guaranty Bancorp**
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed February 14, 2013
Responses dated July 15, 2013 and August 2, 2013
File No. 000-51556

Dear Mr. Treece:

We have reviewed your response letters dated July 15, 2013 and August 2, 2013 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

Notes to Consolidated Financial Statements

Note (12) Income Taxes, page 99

1. We note your responses to prior comments four and five from our letter dated July 5, 2013. Please provide us with and address the following:

    - Information detailing the components of the deferred tax assets and liabilities at June 30, 2013;
    - Separately quantify the breakdown between the federal and state net operating loss carryovers at June 30, 2013;

- Explain the reasons for the state net operating loss carryover being significantly higher than the federal net operating loss carryover for each of the last three fiscal periods and the interim periods of fiscal 2013;
- In regard to the various tax planning strategies considered in each of the last three fiscal periods, please explain in greater detail the nature of each of these strategies and address why each strategy would be prudent and feasible under ASC 740-10-30-19;
- Clarify whether these tax planning strategies apply equally to both the federal and state net operating loss carryovers or whether they have differing impacts; and
- Clarify when each of your forecasts prepared at end of the last three fiscal year ends projected a return to profitability.

2. Further, in regard to your budgeting process, please address the following:

- Provide us with your projections of future income as of June 30, 2012 and at December 31, 2012 including a discussion of the significant assumptions utilized;
- Address the accuracy of past projections compared to actual results for the 2011 and 2012 fiscal periods, each of the quarterly periods of fiscal 2012 as well as the interim periods of fiscal 2013;
- To the extent the projections of future income were not accurate, address the basis for current forecasts being expected to be more reliable; and
- Explain the timeframes covering the projections addressing the recoverability of the federal and state net operating losses separately.

Please address questions regarding all comments to Marc Thomas, Staff Accountant, at (202) 551-3452 or, if you thereafter need further assistance, to me at (202) 551-3474.

Sincerely,

/s/ Sharon Blume

Sharon Blume
Assistant Chief Accountant